PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52440

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022   AND ENDING 12/31/2022
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Caplight Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

19 Oak Lane
                                              (No. and Street)

Glen Cove	NY	11542
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Chung, FINOP 212-751-4422   mchung@dfppartners.com

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael T Remus CPA

(Name – if individual, state last, first, and middle name)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)
02/23/2010		3598	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Javier Avalos, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Caplight Markets LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORI ALESSI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6425911
Qualified In Queens County
Commission Expires November 29, 2025

Signature: DocuSigned by: Javier Avalos
FB1C5441D7AF45D...

Title:
CEO

Lori Alessi
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAPLIGHT MARKETS LLC
SEC ID No. 8-52440

FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2022
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

This report is filed as a Public Document in accordance
with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

CAPLIGHT MARKETS LLC

TABLE OF CONTENTS

Page(s)

Form X-17 A-5 Part III

Oath or Affirmation

Report of Independent Registered Public Accounting Firm

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3–4

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: **609-570-5526**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Caplight Markets LLC

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of Caplight Markets LLC as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Caplight Markets LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Caplight Markets LLC's management. My responsibility is to express an opinion on Caplight Markets LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Caplight Markets LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Michael T. Remus

I have served as Caplight Markets LLC's auditor since 2022.

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 9, 2023


CAPLIGHT MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022


ASSETS

Cash	$	78,155
Prepaid expenses		4,192
Total Assets	**$**	**82,347**

LIABILITIES AND MEMBER EQUITY

LIABILITIES

Due to affiliate		26,534
Total Liabilities		**26,534**
MEMBER EQUITY		55,813
Total Liabilities and Member equity	**$**	**82,347**


The accompanying notes are an integral part of this financial statement


NOTE 1   DESCRIPTION OF ORGANIZATION AND BUSINESS

Caplight Markets LLC (formerly, Prospero Capital, LLC) (the "Company") was organized in the State of Connecticut on January 11, 2000. On July 18, 2022, the Company was granted continuing membership with FINRA and was purchased by Caplight Technologies, Inc (the "Parent"). The Company is a registered Broker Dealer with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA").

The Company provides private placement services for its clients. The Parent has evaluated the Company's ability to meet its obligations and has agreed to provide funding and other financial support to the Company as necessary for it to continue to operate and maintain compliance with minimum net capital requirements. Management expects the Company to continue as a going concern and as such these financial statements have been prepared on a going concern basis.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could materially differ from this.

Cash

The Company maintains its cash balances in one bank, which at times may exceed federally insured limits. These balances are insured by the Federal Deposit Insurance Corporation for up to $250,000. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligation.

NOTE 3   RELATED PARTY TRANSACTIONS

Pursuant to an administrative service agreement (the "Agreement") between the Company and the Parent, an affiliate, the Parent allocates expenses to the Company based on expenses incurred by the Parent on behalf of the Company related to its daily operations. As of December 31, 2022, the Company owes the Parent $26,534 related to this Agreement as presented on the Consolidated Statement of Financial Condition at December 31, 2022

NOTE 4   REGULATORY REQUIREMENTS

The Company is a registered broker-dealer and is therefore subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-l which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness" as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2022, the Company's net capital was approximately $51,621, which was approximately $46,621 in excess of its minimum requirement.

NOTE 5   INCOME TAXES

The Company adopted Accounting Standards Update (ASU) 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. There was no impact to the Company's financial statements as the Company is a single member limited liability company and is treated as disregarded entity for federal, state and city income tax purposes; therefore, it does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the member and included in the calculation of the Member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

NOTE 6   COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2022 or during the year then ended.

NOTE 7   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in these financial statements through the date of this report and determined that there are no subsequent events requiring adjustments to or disclosure in the financial statements.